Agora Digital Holdings, Inc.

145 King Street, Suite 410

Charleston, SC 29401

January 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Re:	Agora Digital Holdings, Inc. Registration Statement on Form S-1 Filed November 19, 2021 File No. 333-261246

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Act”), Agora Digital Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-261246), together with all amendments and exhibits thereto (the “Registration Statement”). The Company does not intend to conduct the offering of the securities contemplated by the Registration Statement. No securities of the Company have been or will be issued or sold under the Registration Statement.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future Registration Statement or Registration Statements.

Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned via email at rmay@ecoarkusa.com, with copies via email to Jay Puchir at jpuchir@ecoarkusa.com, and Michael Harris, Esq. of Nason, Yeager, Gerson, Harris & Fumero, P.A. at mharris@nasonyeager.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Michael Harris at (561) 686-3307 or mharris@nasonyeager.com.

Agora Digital Holdings, Inc.

By:	/s/ Randy S. May
Randy S. May, Executive Chairman

cc:   Michael D. Harris, Esq.